FORM 6-K



                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                            REPORT OF FOREIGN ISSUER

                    PURSUANT TO RULE 13A-16 OR 15D-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934




                                FOR APRIL 2, 2003




                            DESWELL INDUSTRIES, INC.
                         (Registrant's name in English)




                  Unit 516 517, Hong Leong Industrial Complex,
                       No. 4 Wang Kwong Road, Kowloon Bay,
                               Kowloon, Hong Kong
                    (Address of principal executive offices)





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DESWELL




                                             CONTACT:
                                             John G. Nesbett/David K. Waldman
                                             Lippert/Heilshorn & Associates
                                             212-838-3777, ext. 6631
                                             e-mail: jnesbett@lhai.com


                DESWELL INDUSTRIES INC. PURCHASES LEASED FACILITY
           - PURCHASE REDUCES ANNUAL OPERATING EXPENSES BY $600,000 -


HONG KONG (April 2, 2003) - Deswell Industries, Inc. (Nasdaq: DSWL), today announced the purchase of its previously leased facilities for the company's electronics and metallics operations in Dongguan, China. The cost of the acquisition is approximately $4.1 million and will save the company rental expenses of approximately $600,000 annually. The premises include a complex with 400,000 square feet of factory and dormitory buildings, as well as 240,000 square feet of land in Cheung On, Dongguan from the local government unit.

Mr. Richard Lau, chief executive officer of Deswell, commented, "We believe this investment is a prudent use of capital and demonstrates our confidence in the long-term growth potential of our electronics and metallics operations."

The premises were originally leased through a third party for a period of ten years from October 1, 1998 to September 30, 2008. The acquisition is scheduled to be completed in April 2003.

Deswell manufactures injection-molded plastic parts and components, electronic products and subassemblies, and metallic products for original equipment manufacturers ("OEMs") and contract manufacturers at its factories in the People's Republic of China. The Company produces a wide variety of plastic parts and components used in the manufacture of consumer and industrial products; printed circuit board assemblies using surface mount ("SMT"), and pin-through-hole ("PHT") interconnection technologies; and finished products such as telephones, telephone answering machines, sophisticated studio-quality audio equipment and computer peripherals. The Company's customers include Kyocera Mita Industrial Co. (H.K.) Limited, Epson Precision (H.K.) Ltd., Inter-Tel Incorporated, Digidesign, Inc., Vtech Telecommunications Ltd., Peavey Electronics Corporation and Emerson.

To learn more about Deswell Industries, Inc., please visit the company's web site at www.deswell.com.





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         Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.



                                           For and on behalf of
                                           Deswell Industries, Inc.




                                           By:/s/_________________
                                           Richard Lau
                                           Chief Executive Officer

Date: April 4, 2003